UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Convocation of Extraordinary General Meeting of Shareholders

On October 2, 2026, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to convene an extraordinary general meeting of shareholders (the “EGM”). The details of the EGM are as follows:

•	Date and Time: November 20, 2026, 10:00 A.M. local time

•	Venue: Fourth Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)	Appointment of executive director

•	Executive director candidate: Jae Keun Lee

•	Record date to determine shareholders eligible to vote: October 19, 2026

•	Other material information for an investment decision:

•	Shareholders may exercise their voting rights without attending the meeting in person by submitting their votes through the e-voting system operated by the Korea Securities Depository.

•

In certain circumstances, including emergencies, KB Financial Group may change the date, time, location or any other relevant information regarding the EGM, in which case KB Financial Group will make prompt disclosure of such matter.

Nominee for Executive Director

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)

Jae Keun Lee	May 1966	3 years	Yes

•

Chief Business Officer of Global, WM and SME, KB Financial Group (Jan. 2026~Current)

•

Chief Business Officer of Global Business (Jan. 2025~Dec. 2025)

•

President and CEO, Kookmin Bank (Jan. 2022~Dec. 2024)

•

Senior Executive Vice President and Head of Sales Group, Kookmin Bank (Jan. 2020~Dec. 2021)

•

Senior Managing Director of Sales Planning Group, Kookmin Bank (Jan. 2019~Dec. 2019)

•

Managing Director of Sales Planning Group, Kookmin Bank (Jan. 2018~Dec. 2018)

•

Managing Director and Chief Financial Officer, KB Financial Group (Jan. 2017~Dec. 2017)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 2, 2026	By: /s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer